Exhibit 19.1

VOYAGER THERAPEUTICS, INC.

Amended and Restated

Insider Trading Policy

1.	Background and purpose

1.1Why Have We Adopted This Insider Trading Policy?

The federal securities laws prohibit any member of the Board of Directors (a “Director”), officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”), an “executive officer”), or employee of Voyager Therapeutics, Inc. (together with its subsidiaries, the “Company”) from purchasing or selling Company securities on the basis of material nonpublic information concerning the Company, or from tipping material nonpublic information to others (such activities, collectively, “insider trading”). These laws impose severe sanctions on individuals who violate this prohibition on insider trading. In addition, the Securities and Exchange Commission (the “SEC”) has the authority to impose large fines on the Company and on the Company’s Directors, executive officers and controlling stockholders if the Company’s employees engage in insider trading and the Company has failed to take appropriate steps to prevent insider trading (so-called “controlling person” liability).

This insider trading policy (this “Policy”) is being adopted in light of these legal requirements, and with the goal of helping:

◾	prevent inadvertent violations of the insider trading laws;
◾	avoid embarrassing proxy disclosure of reporting violations by persons subject to Section 16 of the Exchange Act;
◾	promote compliance with the Company’s obligation to publicly disclose information related to its insider trading policies and practices and the use of certain trading arrangements by Company insiders;
◾	avoid even the appearance of impropriety on the part of those employed by, or associated with, the Company;
◾	protect the Company from controlling person liability; and
◾	protect the reputation of the Company, its Directors, and its employees.

As detailed below, this Policy applies to family members and certain other persons and entities with whom Directors and employees have relationships. While the provisions in Sections 2 and 3 of this Policy are not applicable to transactions by the Company itself, transactions by the Company will only be made in accordance with applicable U.S. federal securities laws, including those relating to insider trading.

The Audit Committee of the Company’s Board of Directors, in its sole discretion, shall appoint the Company’s Insider Trading Policy Compliance Officer (the “Compliance Officer”), who shall be the Company’s Chief Financial Officer, Chief Legal Officer, Chief Compliance

Officer, or another person within the Company’s Finance, Legal, or Compliance function. The Compliance Officer is currently the Company’s Chief Legal Officer.

1.2What Type of Information is “Material”?

Information concerning the Company is considered material if there is a substantial likelihood that a reasonable shareholder would consider the information important in making an investment decision with respect to the Company’s securities. Stated another way, there must be a substantial likelihood that a reasonable shareholder would view the information as having significantly altered the “total mix” of information available about the Company. Material information can include positive or negative information about the Company or factors relevant to the Company’s business. Information concerning any of the following subjects, or the Company’s plans with respect to any of these subjects, would often be considered material:

◾	the Company’s liquidity, cash burn rate, revenues or earnings;
◾	a significant merger or acquisition involving the Company;
◾	a significant licensing or collaboration agreement or serious discussions regarding such an agreement;
◾	a change in control of the Company;
◾	a significant change in the management or the Board of Directors of the Company;
◾	the public or private sale of a significant amount of securities of the Company;
◾	the Company’s decision to commence or terminate the payment of cash dividends;
◾	the establishment of a program to repurchase securities of the Company;
◾	a stock split;
◾	a default on outstanding debt of the Company or a bankruptcy filing;
◾	a new product release or a significant development, invention or discovery;
◾	information concerning upcoming FDA actions or other significant regulatory developments, including a significant product recall;
◾	information concerning significant clinical trials or non-clinical studies, including the timing of and findings and data from such trials and studies;
◾	information concerning significant platform technology development initiatives (novel capsid discovery, receptor identification, non-viral delivery, etc.), including any data and findings from such initiatives;
◾	the loss, delay or gain of a significant contract, sale or order or other important development regarding customers, collaborators or suppliers;
◾	a significant operational issue or investigation of a potential operational issue, including cybersecurity incidents and product defects;

◾	any litigation or dispute to which the Company may be a party;
◾	a conclusion by the Company or a notification from its independent auditor that any of the Company’s previously issued financial statements should no longer be relied upon; or
◾	a change in or dispute with the Company’s independent auditor.

This list is illustrative only and is not intended to provide a comprehensive list of subjects that may constitute or circumstances that may give rise to material information.

1.3When is Information “Nonpublic”?

Information concerning the Company is considered nonpublic if it has not been disseminated in a manner making it available to investors generally.

Information will generally be considered nonpublic unless (1) the information has been disclosed in a press release, in a public filing made with the SEC (such as a Report on Form 10-K, Form 10-Q or Form 8-K), or through a news wire service or daily newspaper of wide circulation, and (2) a sufficient amount of time has passed so that the information has had an opportunity to be disseminated into and digested by the marketplace.

2.	PROHIBITIONS RELATING TO TRANSACTIONS IN THE COMPANY’S SECURITIES

2.1Covered Persons. This Section 2 applies to all of the following:

◾	all Directors;
◾	all employees;
◾	all family members of Directors and employees, in each case, who share the same address as, or are financially dependent on, a Director or employee, and any other person who shares the same address as a Director or employee (other than (x) an employee or tenant of a Director or employee or (y) another unrelated person whom the Compliance Officer determines should not be covered by this Policy); and
◾	all corporations, limited liability companies, partnerships, trusts or other entities controlled by any of the above persons, unless the entity has implemented policies or procedures designed to ensure that such person cannot influence transactions by the entity involving Company securities.

2.2Prohibition on Trading While Aware of Material Nonpublic Information.

(a)Prohibited Activities. Except as provided in Section 2.2(b), no person or entity covered by Section 2 may:

◾	purchase, sell, donate or gift any securities of the Company while he or she is aware of any material nonpublic information concerning the Company or recommend to another person that they do so;

◾	tip or otherwise disclose to any other person any material nonpublic information concerning the Company if such person may misuse that information, such as by purchasing or selling Company securities or tipping that information to others;
◾	purchase, sell, donate or gift any securities of another company while he or she is aware of any material nonpublic information concerning such other company which he or she learned in the course of his or her service as a Director or employee of the Company or recommend to another person that they do so; or
◾	tip or otherwise disclose to any other person any material nonpublic information concerning another company which he or she learned in the course of his or her service as a Director or employee of the Company if such person may misuse that information, such as by purchasing or selling securities of such other company or tipping that information to others.

(b)Exceptions. The prohibitions in Sections 2.2(a) and 2.3 on purchases, sales, donations and gifts of Company securities do not apply to:

◾	exercises of stock options or other equity awards, or the surrender of shares to the Company in payment of the exercise price of a stock option or in satisfaction of any tax withholding obligations, in each case, in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) while the employee or Director is aware of material nonpublic information or during an applicable blackout period (as defined in Section 2.3(b));
◾	acquisitions or dispositions of Company common stock under the Company’s 401(k) or other individual account plan that are made pursuant to standing instructions, in a form approved by the Company, not entered into or modified while the employee or Director is aware of material nonpublic information or during an applicable blackout period;
◾	other purchases of securities from the Company (including purchases under any employee stock purchase plan of the Company pursuant to standing instructions, in a form approved by the Company) or sales of securities to the Company; provided, however, that if the transaction involves the exercise of stock options or other equity awards, the transaction must be permitted by the first bullet above;
◾	bona fide donations and gifts that are approved in advance by the Company, unless the donor has reason to believe that the recipient intends to sell the securities while the donor is aware of material nonpublic information or during an applicable blackout period; and
◾	purchases, sales, donations or gifts made pursuant to a binding contract, written plan or specific instruction which satisfies (1) the affirmative defense conditions of Rule 10b5-1(c), including, as applicable, the requirements applicable to an eligible sell-to-cover transaction, or for which the affirmative defense is available because such plan was adopted prior to February 27, 2023, met the affirmative defense conditions in effect at the time of adoption, and was not modified or changed on or after February 27, 2023 (a “trading plan”) or (2) satisfies the definition of a “non-Rule 10b5-1 trading arrangement”; provided such trading plan or non-Rule 10b5-1 trading arrangement (as applicable): (i) is in writing; and (ii) was timely submitted to the Company for review prior to its adoption.

(c)Application of Policy After Cessation of Service. If a person ceases to be a Director or employee of the Company at a time when he or she is aware of material nonpublic information concerning the Company, the prohibition on purchases, sales, donations or gifts of Company securities in Section 2.2(a) shall continue to apply to such person until that information has become public or is no longer material.

2.3Blackout Periods.

(a)Regular Blackout Periods. Except as provided in Section 2.2(b), no person or entity covered by this Section 2.3(a) may purchase, sell, donate or gift any securities of the Company during the period beginning two (2) full trading days prior to the end of each fiscal quarter and ending two (2) trading days after the public announcement of earnings for such quarter (a “regular blackout period”). The persons and entities subject to regular blackout periods under this Section 2.3(a) will include the following:

◾	all Directors
◾	all employees serving in the following roles: (1) Senior Leadership Team, (2) Disclosure Committee, (3) specified Legal Team members, (4) Finance Team members, (5) Corporate Communications Team members, and (6) such other employees or roles as are specified by the Compliance Officer from time to time in consultation with Legal.
◾	all family members of Directors and such employees, in each case, who share the same address as, or are financially dependent on, a Director or employee, and any other person who shares the same address as a Director or employee (other than (x) an employee or tenant of a Director or employee or (y) another unrelated person whom the Compliance Officer determines should not be covered by this Policy); and
◾	all corporations, limited liability companies, partnerships, trusts or other entities controlled by any of the above persons, unless the entity has implemented policies or procedures designed to ensure that such person cannot influence transactions by the entity involving Company securities.

(b)Special Blackout Periods. The Compliance Officer may from time to time, in consultation with Legal, identify the need for an additional blackout period applicable to specified Directors, executive officers and other employees (a “special blackout period”) in view of significant events or developments involving the Company. To the extent that the Compliance Officer determines that it would be appropriate to implement a special blackout period, the Compliance Officer or the Compliance Officer’s designee shall notify the affected Directors, executive officers, and other employees of the existence and duration of such special blackout period. In such event, except as provided in Section 2.2(b), no such individual may purchase, sell, donate or gift any securities of the Company during a special blackout period or inform anyone else that a special blackout period is in effect. Additionally, to the extent that the Compliance Officer identifies any securities of another company as subject to the special blackout period, no such individual may purchase, sell, donate or gift any securities of such company during the applicable special blackout period. (In this Policy, regular blackout periods and special blackout periods are each referred to as a “blackout period.”)

(c)Awareness of Material Nonpublic Information when a Blackout Period is Not in Effect. Even if no blackout period is then in effect, if a person is aware of material nonpublic information the prohibitions contained in Section 2.2(a) apply.

2.4Prohibition on Pledges. No person or entity covered by this Section 2 may purchase Company securities on margin, borrow against Company securities held in a margin account, or pledge Company securities as collateral for a loan. However, an exception may be granted where a person wishes to pledge Company securities as collateral for a loan (other than a margin loan) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Compliance Officer and furnish such information and assurances as may be reasonably requested by the Compliance Officer. In addition, any such request by a Director or executive officer must also be reviewed and approved by the Audit Committee.

2.5Prohibition on Short Sales, Derivative Transactions and Hedging Transactions. No person or entity covered by this Section 2 may engage in any of the following types of transactions with respect to Company securities:

◾	short sales, including short sales “against the box”; or
◾	purchases or sales of puts, calls or other derivative securities; or
◾	purchases of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities.

2.6Partnership Distributions. Nothing in this Policy is intended to limit the ability of a venture capital partnership or other similar entity with which a Director is affiliated to distribute Company securities to its partners, members or other similar persons. It is the responsibility of each affected Director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws.

2.7Underwritten Public Offering. Nothing in this Policy is intended to limit the ability of any person to sell Company securities as a selling stockholder in an underwritten public offering pursuant to an effective registration statement in accordance with applicable securities law.

3.	ADDITIONAL PROHIBITIONS APPLICABLE TO DIRECTORS, EXECUTIVE OFFICERS AND DESIGNATED PERSONS

3.1Covered Persons. This Section 3 applies to all of the following (collectively, “Insiders”):

◾	all Directors;
◾	all executive officers;
◾	such other employees as are designated from time to time by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Chief Legal Officer or the Compliance Officer, as being subject to this Section 3 (the “Designated Persons”);
◾	all family members of Directors, executive officers and Designated Persons who share the same address as, or are financially dependent on, the Director, executive officer or Designated Person and any other person who shares the same address as the Director, executive officer or Designated Person (other than (x) an employee or tenant of the Director, executive officer or Designated Person or (y) another unrelated person whom the Compliance Officer determines should not be covered by this Policy); and
◾	all corporations, limited liability companies, partnerships, trusts or other entities controlled by any of the above persons, unless the entity has implemented policies or procedures designed to ensure that such person cannot influence transactions by the entity involving Company securities.

3.2Notice and Pre-Clearance of Transactions.

(a)Pre-Transaction Clearance. No person or entity covered by this Section 3 (a “Pre-Clearance Person”) may purchase, sell, donate, gift, transfer or otherwise acquire or dispose of securities of the Company, either directly or indirectly, other than in a transaction permitted under Section 2.2(b), without first obtaining written pre-clearance of the transaction from the Compliance Officer or the Compliance Officer Pro Tempore (as defined below), as applicable, in accordance with Section 3.2(b). A request for pre-clearance must be sent via e-mail to stocktrades@vygr.com for approval at least two (2) trading days in advance of the date of the proposed transaction, and the such person must wait to receive a response of clearance/acceptance before proceeding with the intended transaction. See Exhibit A for a preclearance request form that sets out the required information, including: name, type of transaction (e.g., an open market purchase, a privately negotiated sale, an option exercise, a donation or gift, etc.), the proposed date of the transaction and the number of shares or options to be involved. In addition, the Pre-Clearance Person must confirm in writing (in a form approved by the Compliance Officer) that he, she or it is not aware of material nonpublic information about the Company.

(b)The Compliance Officer shall have sole discretion to decide whether to clear any contemplated transaction, provided that, if the Compliance Officer seeks to purchase, sell, donate, gift, transfer or otherwise acquire or dispose of securities of the Company, whichever of the Chief Financial Officer or the Chief Legal Officer who is not then-serving as the Compliance Officer (and, if neither is then-serving as Compliance Officer, the Chief Financial Officer) (the “Compliance Officer Pro Tempore”) shall have sole discretion to decide whether to clear transactions by the Compliance Officer or persons or entities subject to this Policy as a result of their relationship with the Compliance Officer. All transactions that are pre-cleared must be effected within three (3) trading days of receipt of the pre-clearance unless a longer or shorter period has been specified by the Compliance Officer or the Compliance Officer Pro Tempore, as applicable. A pre-cleared transaction (or any portion of a pre-cleared transaction) that has not been effected during the period specified by the Compliance Officer or the Compliance Officer Pro Tempore, as applicable, must be pre-cleared again prior to execution. Notwithstanding receipt of pre-clearance for a transaction, if the Pre-Clearance Person becomes aware of material nonpublic information or becomes subject to a blackout period before the transaction is executed, the transaction may not be completed.

(c)Post-Transaction Notice. Each person or entity covered by this Section 3 who is subject to reporting obligations under Section 16 of the Exchange Act shall also notify the Compliance Officer (or his or her designee) of the occurrence of any purchase, sale, donation, gift, transfer or other acquisition or disposition of securities of the Company as soon as possible following the transaction, but in any event within one (1) business day after the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the covered person, the type of transaction, the date of the transaction, the number of shares involved, the purchase, sale or other transaction price, and whether the transaction was effected pursuant to a contract, instruction or written plan that is intended either to satisfy the affirmative defense conditions of Rule 10b5-1(c) or to constitute a non-Rule 10b5-1 trading arrangement.

(d)Deemed Time of a Transaction. For purposes of this Section 3.2, a purchase, sale, donation, gift, transfer or other acquisition or disposition shall be deemed to occur at the time the person becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).

4.	REQUIREMENTS AND PROCEDURES FOR TRADING PLANS

A trading plan may only be established during an open trading window (i.e., not within a blackout period) and at a time when the individual establishing the trading plan does not possess material, nonpublic information. The Compliance Officer may, in his or her discretion, determine a proposed trading plan to be inadvisable or insufficient (including, without limitation, if he or she determines that such proposed trading plan does not satisfy the requirements of Rule 10b5-1) and request changes be made to the proposed trading plan. The Compliance Officer may consult with the Company’s Chief Legal Officer or the Chief Financial Officer, as applicable, in reviewing any proposed trading plan.

5.	REGULATION BTR

If the Company is required to impose a “pension fund blackout period” under Regulation BTR, each Director and executive officer shall not, directly or indirectly sell, purchase or otherwise transfer during such blackout period any equity securities of the Company acquired in connection with his or her service as a director or officer of the Company, except as permitted by Regulation BTR.

6.	penalties for VIOLATION

Violation of any of the foregoing provisions of this Policy is grounds for disciplinary action by the Company, including termination of employment. In addition to any disciplinary actions the Company may take, insider trading can also result in administrative, civil or criminal proceedings which can result in significant fines and civil penalties, being barred from service as an officer or director of a public company, or imprisonment.

7.	company assistance and EDUCATION

7.1Education. The Company shall take reasonable steps designed to ensure that all Directors and employees of the Company are educated about, and periodically reminded of, the federal securities law restrictions and Company policies regarding insider trading. All Directors and employees of the Company shall acknowledge in writing that they have read and understand this Policy at the time of hire and periodically thereafter.

7.2Assistance. The Company shall provide reasonable assistance to all Directors and executive officers, as requested by such Directors and executive officers, in connection with the filing of Forms 3, 4 and 5 under Section 16 of the Exchange Act. However, the ultimate responsibility, and liability, for timely filing remains with the Directors and executive officers.

7.3Limitation on Liability. None of the Company, the Chief Financial Officer, the Chief Legal Officer, the Compliance Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a trading plan submitted pursuant to Section 2.2(b), a request for pre-clearance submitted pursuant to Section 3.2(a) or a request to allow a pledge submitted pursuant to Section 2.4. Notwithstanding any review of a trading plan pursuant to Section 2.2(b) or pre-clearance of a transaction pursuant to Section 3.2(a), none of the Company, the Chief Financial Officer, the Chief Legal Officer, the Compliance Officer or the Company’s other employees assumes any liability for the legality or consequences of such trading plan or transaction to the person engaging in or adopting such trading plan or transaction.

* * * * *

This Policy shall be effective as of May 15, 2024.

EXHIBIT A

Voyager Therapeutics, Inc.

Preclearance Form for Trading in Voyager Therapeutics, Inc. Securities

In accordance with the Voyager Therapeutic, Inc. (the “Company”) Insider Trading Policy (the “Policy”), as soon as practicable but in no event later than three trading days after receiving notification of clearance from the Company’s Compliance Officer or Compliance Officer Pro Tempore under the Policy, I intend to complete the following transactions (please insert a quantity next to each transaction type you would like to request preclearance for):

Transaction Type	Quantity
Purchase of VYGR common stock
Sale of VYGR common stock
Cash exercise of VYGR stock options and sale of resulting VYGR common stock
Net (cashless) exercise of VYGR stock options (with the resulting VYGR common stock to be held)
Net (cashless) exercise of VYGR stock options and sale of resulting VYGR common stock
Gift or donation of VYGR common stock to (please identify recipient):

Other transfer of VYGR common stock to (please identify recipient and describe transaction):

Proposed Transaction Date: ____________________________

By submitting this completed form, I hereby certify that, at this time, I am not knowingly in possession of material nonpublic information and do not anticipate being in possession of material nonpublic information upon the proposed trade date.

Signature: ________________________________

Name: ___________________________________

Date: ____________________________________

*Please submit the completed form to stocktrades@vygr.com at least two days prior to the date when you would like to execute the proposed trade(s) to allow for sufficient review time.

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